Exhibit 99.1

SECTION 13(r) DISCLOSURE
The Blackstone Group L.P. (“Blackstone”) may be deemed an “affiliate” (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) of Momentive Performance Materials Inc. (the “Company”). Blackstone has indicated in its public filings that it may also be considered an affiliate of Travelport Limited (“Travelport”). Travelport provided the disclosure reproduced below to Blackstone, which disclosure was included in Blackstone’s Form 10-K for the year ended December 31, 2014. The Company has neither independently verified nor has it participated in the preparation of the disclosure reproduced below:
“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and Technology Services to Iran Air. We also provide certain airline Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.
Travelport did not provide gross revenues and net profits attributable to the activities described above.